Fiddler González & Rodríguez, P.S.C.
Attorneys and Counselors at Law
P.O. Box 363507
San Juan, PR 00936-3507

José A. Sosa Lloréns*	*Admitted in Puerto Rico
Shareholder	New York
District of Columbia

Direct Tel. (787) 759-3178	254 Muñoz Rivera Avenue
Direct Fax. (787) 759-3108	6th Floor
E-mail address: jsosa@fgrlaw.com	San Juan, PR 00918
February 12, 2010
VIA COURIER AND EDGAR
Justin Dobbie, Esq.
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

RE:	Doral Financial Corporation Preliminary Proxy Statement on Schedule 14A Filed on February 12, 2010 File No. 001-31579
Dear Mr. Dobbie:
     On behalf of Doral Financial Corporation (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) the above-referenced Preliminary Proxy Statement on Schedule 14A, marked to show changes from the Preliminary Proxy Statement Filed on January 15, 2010. The Preliminary Proxy filed today has been revised in response to the Staff’s comments and to reflect certain other changes.
     Furthermore, we are providing the following responses to your comment letter, dated January 25, 2010, regarding the Preliminary Proxy on Schedule 14A filed on January 15, 2010. To assist you in your review, we have set forth the text of the Staff’s comments in italics below. Please note that all reference to page numbers in our responses refer to page numbers of the Preliminary Proxy Statement on Schedule 14A filed today. The responses and information described below are based upon information provided to us by the Company.
Preliminary Proxy Statement on Schedule 14A
General
1.     Please revise to include the financial and other information required by Item 13 of Schedule 14A.

Mr. Justin Dobbie, Esq.
Securities and Exchange Commission
February 12, 2010
Page -2-
     In response to the Staff’s comment, the Company has added subsection titled “Financial and Other Information” on page 34 of the Proxy Statement and Appendix II and Appendix III to the Proxy Statement. The financial and other information required by Item 13 of Schedule 14A is included in those appendices and is the same information included in Amendment No. 2 of the Company’s Registration Statement on Form S-4 (Registration No. 333-163917) filed with the Commission on February 11, 2010 (the “Amended S-4”). It is expected that the Company will file with the Commission its Annual Report on Form 10-K for the year ended December 31, 2009 (“Form 10-K”) before the filing of a Definitive Proxy Statement with the Commission. The Company represents and agrees to update the financial and other information required by Item 13 of Schedule 14A to reflect the information in the Form 10-K as of December 31, 2009 on the Definitive Proxy Statement to be filed with the Commission and to be distributed to the Company’s shareholders.
2.     To the extent the company elects to incorporate by reference any of the information required by Item 13(a), please confirm that the company will comply with the requirements of Item 13(b)(2) and Note D.3 to Schedule 14A, if applicable.
     The Company will not incorporate by reference any information required by Item 13(a) of Schedule 14A. The Company has decided to include the required information as an integral part of the Proxy Statement. This way the shareholders will receive as part of the Proxy Statement all the information required by Item 13(a) of Schedule 14A without the need to incorporate any information by reference. Please note the representation made above by the Company regarding the update of the financial and other information required by Item 13 of Schedule 14A.
3.     Please file a preliminary form of Proxy with your preliminary proxy statement. Refer to Rule 14a-6(a).
     Please find the form of Proxy with the filing of the Preliminary Proxy Statement filed today.
General Questions about the Special Meeting, page 1
What are the Board’s recommendations?, page 2
4.     You state here that the company is submitting a proposal to adjourn or postpone the special meeting to permit further solicitation of proxies. You do not, however, discuss the third proposal in the notice or elsewhere in the proxy statement. Please revise accordingly.
     In response to the Staff’s comment, the Company has revised the referenced language on page 2 and has deleted proposal #3. The section titled “Other Matters” on page 35 includes disclosure as to other matters that may come before the special meeting or any adjournment thereof, and how proxies would be voted.

Mr. Justin Dobbie, Esq.
Securities and Exchange Commission
February 12, 2010
Page -3-
Proposal 2, page 8
5.     We note the brief discussion of the Exchange Offer on page 8. Please revise this discussion to furnish all the information required by Item 12 of Schedule 14A, including, among other things, a discussion of the material features of the proposed exchange.
     In response to the Staff’s comment, the Company has revised its disclosure of Proposal 2 and has added pages 7-34 to the Preliminary Proxy Statement filed today. The information added coincides with the information included in the Amended S-4 in compliance with Item 12 of Schedule 14A. The Company also represents and agrees to update this section in the Definitive Proxy Statement to be filed with the Commission to reflect changes made to the Amended S-4 prior to the filing of the Definitive Proxy Statement.
* * * * *
     Please do not hesitate to call José A. Sosa (787-759-3178) or Ana Del Toro (787-759-3819) with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Truly yours,
/s/ FIDDLER GONZALEZ & RODRIGUEZ, P.S.C

FIDDLER GONZALEZ & RODRIGUEZ, P.S.C

Cc:	Securities and Exchange Commission Michael R. Clampitt, Esq.

Doral Financial Corporation Enrique R. Ubarri, Esq. Robert E. Wahlman Chirstopher C. Poulton